Exhibit 99.2

Golden Heaven Group Holdings Ltd. Announces Closing of Initial Public Offering

NANPING, China, April 14, 2023 (GLOBE NEWSWIRE) – Golden Heaven Group Holdings Ltd. (the “Company” or “Golden Heaven”) (Nasdaq: GDHG), an amusement park operator in China, has announced today the closing of its initial public offering (the “Offering”) of 1,750,000 ordinary shares at a public offering price of US$4.00 per ordinary share. The gross proceeds of the Offering were approximately US$7 million before deducting underwriting discounts, commissions and offering expenses. The ordinary shares began trading on the Nasdaq Capital Market on April 12, 2023 under the symbol “GDHG.”

Net proceeds from the Offering will be used for expanding Golden Heaven’s market share by constructing new amusement parks and by acquiring or investing in businesses engaged in amusement park development; upgrading existing amusement parks, software and systems; improving internal controls; increasing brand recognition through marketing and promotional activities; working capital purposes; increasing employees’ compensation and benefit packages, and investing in job training; and emergency funds to be used when needed.

The Offering was conducted on a firm commitment basis. Revere Securities LLC and R.F. Lafferty & Co., Inc. (the “Underwriters”) acted as joint book-runners for the Offering. Hunter Taubman Fischer & Li LLC acted as counsel to the Company, and The Crone Law Group P.C. acted as counsel to the Underwriters in connection with the Offering.

A registration statement on Form F-1 relating to the Offering was filed with the U.S. Securities and Exchange Commission (the “SEC”) (File Number: 333-268166) and, as amended, was declared effective by the SEC on March 30, 2023. The Offering was made only by means of a prospectus forming a part of the registration statement. Copies of the final prospectus relating to the Offering, may be obtained from Revere Securities LLC by email at contact@reveresecurities.com, by standard mail to Revere Securities LLC, 650 Fifth Avenue, 35th Floor, New York, NY 10019 USA, or by telephone at (212) 688-2238; or from R.F. Lafferty & Co., Inc. by email at Offerings@rflafferty.com, by standard mail to R.F. Lafferty & Co., Inc., 40 Wall Street, 29th Floor, New York, NY 10005 USA, or by telephone at (212) 293-9090. In addition, a copy of the final prospectus relating to the Offering, when available, may be obtained via the SEC’s website at www.sec.gov.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Golden Heaven Group Holdings Ltd.

Golden Heaven Group Holdings Ltd. manages and operates six properties consisting of amusement parks, water parks, and complementary recreational facilities. With approximately 426,560 square meters of land in the aggregate, these parks are located in geographically diverse markets across the south of China and collectively offer 139 rides and attractions. Due to the geographical locations of the parks and the ease of travel, the parks are easily accessible to an aggregate population of approximately 21 million people. The parks provide a wide range of exciting and entertaining experiences, including thrilling rides, family-friendly attractions, water attractions, gourmet festivals, circus performances, and high-tech facilities. For more information, please visit the Company’s website at https://ir.jsyoule.com/.

Forward-Looking Statements

This press release contains “forward-looking statements.” Forward-looking statements reflect our current view about future events. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

Golden Heaven Group Holdings Ltd.

Email: group@jsyoule.com

Ascent Investor Relations LLC

Tina Xiao
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com